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FORM 4

                                            U.S. SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person* KEANE KEVIN T.	2. Issuer Name and Ticker or Trading Symbol ASTRONICS CORPORATION (ATRO)		6. Relationship of Reporting Person to Issuer (Check all applicable) [ X ] Director [ ] 10% Owner [ X ] Officer (give [ ] Other (specify title below) below) Chairman
(Last) (First) (Middle) 1801 Elmwood Avenue	3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Day/Year March 19, 2003
(Street) Buffalo, NY 14207		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check applicable box) [X ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting person
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
$01 Par Value Common Stock								259,491	D
$01 Par Value Class B Stock								486,473	D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

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Form 4 (continued)            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                    (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conver-sion or Exercise Price of Deri- vative Security	3.Trans-action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4.Trans-action Code (Instr.8)		5. Number of Derivative Securities Ac- quired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9.Number of deriv- Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10.Owner-ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Option*	$5.236	03/18/03		J(1)	V	22215		01/18/00	01/18/04	$01 PV Com Stk	22215		22215	D
Option*	$5.236	03/18/03		J(1)	V	8330		01/18/00	01/18/04	$.01 PV CL B Stk	8330		8330	D
Option*	$6.239	03/18/03		J(1)	V	20600		01/18/01	01/18/05	$01 PV Com Stk	20600		20600	D
Option*	$6.239	03/18/03		J(1)	V	7724		01/18/01	01/18/05	$.01 PV CL B Stk	7724		7724	D
Option*	$12.451	03/18/03		J(1)	V	16102		04/26/02	04/26/06	$01 PV Com Stk	16102		16102	D
Option*	$12.451	03/18/03		J(1)	V	4026		04/26/02	04/26/06	$.01 PV CL B Stk	4026		4026	D
Option*	$11.313	03/18/03		J(1)	V	3016		04/26/02	04/26/06	$01 PV Com Stk	3016		3016	D
Option*	$11.313	03/18/03		J(1)	V	754		04/26/02	04/26/06	$.01 PV CL B Stk	754		754	D
Option*	$10.376	03/18/03		J(1)	V	16058		01/25/03	01/25/07	$01 PV Com Stk	16058		16058	D
Option*	$9.433	03/18/03		J(1)	V	5346		01/25/03	01/25/07	$01 PV Com Stk	5346		5346	D
Option*	$4.917	03/18/03		J(1)	V	60543		07/24/03	01/24/13	$01 PV Com Stk	60543		60543	D

Explanation of Responses:

*Options granted pursuant to Stock Option Plan

(1) Substitution options as a result of MOD-PAC CORP. Spin-off

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C/ 78ff(a).	/s/ C. Anthony Rider, as Power of Attorney for KEVIN T. KEANE	March 19, 2003
	**Signature of Reporting Person	Date

C. Anthony Rider, as Power of Attorney for KEVIN T. KEANE

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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